[LETTERHEAD OF CADWALADER, WICKERSHAM & TAFT LLP]

January 24, 2006

Jennifer G. Williams, Esq.
Special Counsel
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:   Wells Fargo Asset Securities Corporation
      Registration Statement on Form S-3 (File No. 333-129159)
      Filed on October 20, 2005 and Amendment No. 1 Filed on December 21, 2005

Dear Ms. Williams:

We are counsel to Wells Fargo Asset Securities Corporation (the "Registrant") under the above-captioned registration statement (the "Registration Statement"). We have reviewed your letter dated January 18, 2006 (the "Second Comment Letter") transmitting comments of the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") and have discussed the comments contained therein with various representatives of the Registrant. The following are the responses of the Registrant to the Staff's comments. Terms used herein without definition have the meanings given them in the form of base prospectus (the "Base Prospectus") or the form of prospectus supplement (the "Prospectus Supplement") contained in Amendment No. 2 to the Registration Statement ("Amendment No. 2"), which has been filed today with the Commission through the EDGAR system. Enclosed herewith are four courtesy copy of Amendment No. 2, two of which have been marked to show changes implemented in response to the requests of the Staff in the Comment Letter.

      For your convenience, the Staff's comments are repeated in italics below, followed by the Registrant's responses. References to page numbers in Amendment No. 2 are to the marked version.

1. We note your response to prior comment 3. However, unqualified legal and tax opinions must be filed at the time of takedown. Please revise accordingly. Also, please confirm that you will disclose all material terms of the finalized agreements in the final

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Jennifer G. Williams, Esq.
January 24, 2006


      prospectus filed pursuant to Securities Act Rule 424(b).

      The Registrant confirms that all material terms of the finalized agreements for each offering of mortgage-backed securities will be disclosed in the final prospectus filed pursuant to Securities Act Rule 424(b). In addition, the Registrant confirms that it plans to file unqualified legal and tax opinions for each offering of mortgage-backed securities under cover of Form 8-K at the time of each takedown. The Registrant will file the unqualified opinions simultaneously with the finalized agreements.

2. We note your response to our prior comment 16. Please disclose here the portion of your response that indicates "to the extent that a transaction contains mortgage loans for which exceptions to underwriting criteria were granted and the Registrant concludes that such exceptions would be material to investors in the related securities, such exceptions to the underwriting criteria will be disclosed in the applicable prospectus supplement" or similar language that clarifies this point.

      The Staff's requested change has been made at page S-41 of the Prospectus Supplement.

3. Please disclose if there are any restrictions on the ability to change a fee or expense amount, if applicable. Refer to the last sentence of Item 1113(c).

      The Staff's requested change has been made at page S-49 of the Prospectus Supplement.

4. We have referred your response to prior comment 25 to the Division of Investment Management. They may have further comment.

      The Registrant notes the Staff's comment. Please advise if the Division of Investment Management has any further comment.

5. Refer to Exhibit P. Please revise the language of the Form of Sarbanes-Oxley Certification to conform to the language as set forth under
      Item 601(b)(31)(ii) of Regulation S-K.

      The Staff's requested changes have been made to Exhibit P to Exhibit 4.1.


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Jennifer G. Williams, Esq.
January 24, 2006


6. Please revise to clarify that the certificates will be binding obligations of the issuer.

      Per our telephone discussion, the Registrant has filed a revised legality opinion.

7. Refer to the fourth paragraph. Please delete the last sentence since a separate tax opinion needs to be filed at the time of each takedown.

      The Staff's requested change has been made to Exhibit 8.1.

Please contact the undersigned at (212) 504-6136 to confirm that this resolves the Staff's comments, or to discuss any remaining questions.

Very truly yours,


/s/ Jordan M. Schwartz

Jordan M. Schwartz

cc:   Lawrence D. Rubenstein, Esq.


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